News Releases 2 March 2001

Reuters Acquires Diagram, a Major European Provider of Financial
Software Solutions

No. 05/01

London – Reuters, the global information, news and technology group, has acquired Diagram fip SA, a major European provider of financial software solutions for the capital markets, for £42.6 million in cash (Euro 66.9 million) from Caravelle, a French holding company. Based in Paris, Diagram had audited revenues of £17.4 million (Euro 27.4 million) in 2000 and employs 230 staff.

Diagram supplies back-office solutions, including software packages, and value-added services such as consulting, training and integration for banks, brokers, fund and asset managers and insurance companies. It also offers integrated corporate treasury systems, including electronic banking solutions, for the cash and risk management departments of corporations and large banks. Diagram currently operates in France and Benelux but is developing businesses in Italy and Japan.

Diagram’s products will be further integrated with Reuters trade and risk management solutions, using Active-Enterprise technology supplied by TIBCO Software Inc. Already Reuters and Diagram have provided integrated solutions using Kondor+, Reuters flagship risk product for the front offices of financial institutions. Integrated solutions meet the strong demand for Straight Through Processing and Operational Risk Management in the capital markets which link all stages of a transaction from pre-trade analytics and deal capture to clearing, settlement and accounting.

Diagram’s development and product management staff will be integrated into Effix, a Reuters development centre for front and middle-office solutions based in Paris. The management of Diagram will remain with the company and play a full part in the integration. Reuters will distribute Diagram’s products worldwide.

Pierre-Andre Martel, President of Diagram, commented: “Diagram is a solid company facing the challenges of globalisation. Reuters came to us with an outstanding opportunity for Diagram to become a full member of a powerful worldwide player offering integrated front-to-back office solutions. With such complementary products, similar culture and professionalism, the integration into Reuters seems a natural step. There could not be a better project for our employees and our customers.”

Philip Green, Chief Executive, Reuters Financial, commented: “This example of our strategy to ‘buy not build’ will immediately strengthen Reuters position in the global software solutions market and enable us to offer our customers a complete integrated front-to-back office solution. At the same time it will strengthen our presence in the buy-side and corporate treasury markets. Diagram and Reuters already enjoy a proven working relationship and we aim further to exploit these synergies.”

End

Contact

Geoff Wicks Director, Corporate Relations geoff.wicks@reuters.com	Tel: +44 (0) 20 7542 8666

Peter V Thomas Director, Media Relations peter.v.thomas@reuters.com	Tel: +44 (0) 20 7542 4890

Note to editors:

Reuters (about.reuters.com) premier position as a global information, news and technology group is founded on its reputation for speed, accuracy, integrity and impartiality combined with continuous technological innovation. Reuters strength is based on its unique ability to offer customers around the world a combination of content, technology and connectivity. Reuters makes extensive use of internet technologies for the widest distribution of information and news. Around 73 million unique visitors per month access Reuters content on some 1,400 Internet websites. Reuters is the world’s largest international text and television news agency with 2,157 journalists, photographers and camera operators in 190 bureaux, serving 151 countries. In 2000 the Group had revenues of £3.59 billion and on 31 December 2000, the Group employed 18,082 staff in 204 cities in 100 countries.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Preliminary Statement for the year ended 31 December 2000 under the heading ‘Risk Factors’. Copies of the Preliminary Statement are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

Reuters and the sphere logo are the trademarks of the Reuters group of companies. Active Enterprise is the trademark or registered trademark of TIBCO Software Inc.

Diagram is a major European supplier of software solutions for capital markets. Founded 14 years ago, Diagram supplies back and middle office solutions for banks, insurance companies, asset managers, mutual funds and corporate treasuries. These solutions include software packages and value-added services such as consulting, training and integration. Diagram has 400 installed sites mostly in France and Benelux. Its major products are: Diagram Capital Markets, an integrated back and middle office solution for banks and brokerage firms; Diagram Asset Management, a solution dedicated to professional fund and asset managers; CashFlow, an integrated corporate treasury system; and Diagram EDI, an electronic banking software.

Caravelle is a holding company that specialises in companies with significant positions in niche markets, mostly in the services and high technology areas. It provides the necessary human and financial resources to restructure and develop them with an emphasis on growth and profitability. Caravelle has consolidated revenues of 40 million Euros.

TIBCO Software Inc’s real-time infrastructure software enables businesses to integrate enterprise applications, interact with other businesses in B2B commerce, and efficiently deliver personalised information through enterprise portals. TIBCO ActiveEnterprise is the real-time infrastructure’s core product suite.

News Releases 22 March 2001

Reuters to Deliver Instant Messaging for Global Financial Services
Industry

Service to run on new Microsoft real-time communications platform based on IETF standard Session Initiation Protocol (SIP)

London – Reuters, the global information, news and technology group, today announced it is working with Microsoft and 25 leading financial institutions to develop Reuters.Net Messaging, a new high security instant messaging (IM) service and contacts directory for the world’s financial services industry. The service will be launched on Microsoft’s new standards-based (Session Initiation Protocol) software and service communications platform.

The service will use Microsoft’s communications technology, enabling Reuters to offer financial institutions a fast, cost effective, encrypted, and firewall-compliant communications channel covering their entire organisation and extending out to reach their own customers and suppliers.

Reuters.Net Messaging is a key element in Reuters strategy to work with customers to build a suite of communication and collaboration tools for the financial markets professional using internet technologies.

While financial institutions have depended on messaging for several years, many of the existing solutions do not meet all of their requirements. Reuters position at the heart of the global financial industry and Microsoft’s expertise in the development of business software mean the companies are uniquely placed to work together to meet this need within the market.

The global directory will allow industry professionals to create powerful networks of instantly available contacts and to conduct dynamic, text-based conversations.

Reuters will work closely with customers to develop tailored solutions for individual clients using Microsoft’s standards-based platform technology. Development will focus on the ability to integrate with in-house systems and Reuters own services such as Reuters 3000 Xtra. The service will be available over the Internet and the Radianz financial services network for those customers who require high-speed performance and additional security.

Tom Glocer, Reuters Chief Executive designate, said: “Reuters.Net Messaging is at the heart of our strategy to develop next generation tools to facilitate collaboration within the global financial services community. By working with the latest standards-based technology from Microsoft, we will offer our customers a suite of communications tools for use within their firms and with external counterparties. In an industry where security, reliability and speed are paramount, Reuters.Net Messaging will deliver a genuine competitive edge.”

“We’re working with Reuters to bring a new, world-class real-time communications solution to the financial services industry,” said Steve Ballmer, CEO of Microsoft. “By combining Reuters knowledge of financial markets with the power of Microsoft’s new technologies such as the .NET enterprise servers, we will enable financial companies to provide more efficient and secure communication for their customers.”

The Microsoft platform for this service will be based on the Session Initiation Protocol (SIP), an Internet Engineering Task Force (IETF) standard for enabling secure, reliable real-time collaboration between multiple PCs and other devices. SIP enables instant communications services supporting instant messaging, voice, video, and other collaborative resources – all of which can include the benefits of presence to give users more control over how others communicate with them.

End

Contacts

Reuters Peter Thomas Director of Media Relations peter.v.thomas@reuters.com	Tel: +44 (0)20 7542 4890

Susan Allsopp PR & Sponsorship Manager susan.allsopp@reuters.com	Tel: +44 (0)20 7542 8404

Microsoft Rachel Jackson Waggener Edstrom rachelj@wagged.com	Tel: +1 (503) 443-7000

Rapid Response Waggener Edstrom rrt@wagged.com	Tel: +1 (503) 443-7000

Note to Editors

Partners

Twenty five leading global financial institutions are working with Reuters and Microsoft to develop Reuters.Net Messaging, including: ABN Amro, Citigroup — Salomon Smith Barney, Credit Agricole Indosuez , Deutsche Bank, DKB Information Systems, Dresdner Kleinwort Wasserstein, HSBC, Societe Generale, and Tokai International Securities.

Reuters

Reuters (www.about.reuters.com) premier position as a global information, news and technology group is founded on its reputation for speed, accuracy, integrity and impartiality combined with continuous technological innovation. Reuters strength is based on its unique ability to offer customers around the world a combination of content, technology and connectivity. Reuters makes extensive use of internet technologies for the widest distribution of information and news. Around 73 million unique visitors per month access Reuters content on some 1,400 Internet websites. Reuters is the world’s largest international text and television news agency with 2,157 journalists, photographers and camera operators in 190 bureaux, serving 151 countries. In 2000 the Group had revenues of £3.59 billion and on 31 December 2000, the Group employed 18,082 staff in 204 cities in 100 countries.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

Microsoft

Founded in 1975, Microsoft (Nasdaq “MSFT”) is the worldwide leader in software, services and Internet technologies for personal and business computing. The company offers a wide range of products and services designed to empower people through software – any time, any place and on any device.

Radianz

Radianz has the world’s largest network for the global financial services industry. Established by Reuters and Equant, it is a new, independent company providing superior IP connectivity and services designed to meet the demands of professionals in the finance community.

The Manager
Company Announcements Office
Primary Markets Division
London Stock Exchange Tower
Old Broad Street
London EC2N 1HP

22 March 2001

Dear Sirs,

REUTERS GROUP PLC

AVS Security Number: 843065

I enclose notification of share purchase transactions undertaken on 21 March 2001 by the following directors:

Sir Christopher Anthony Hogg Peter James Denton Job Thomas Henry Glocer David John Grigson

If there are any queries, please contact J Buswell, Group Regulatory Adviser. Yours faithfully

Janice Buswell Group Regulatory Adviser

Enc

cc:	Chairman PJ THG DJG R E S Martin G Wicks N Gardner B Pringle (Hoare Govett)

AVS No. 843065	The London Stock Exchange Primary Markets Old Broad Street, London EC2N 1HP Telephone 0171-797-3850 STX 33850	Ref: New

PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements

DEALINGS BY DIRECTORS

1)	NAME OF COMPANY Reuters Group PLC			2)	NAME OF DIRECTOR Sir Christopher Anthony Hogg
3)	Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest (a) Director (b) Spouse			4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified) (a) and (b) Barclays Nominees
5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) N/A			6)	Please state the nature of the transaction and the nature and extent of the directors interest in the transaction Purchase of Shares
7)	Number of shares/amount of stock acquired (a) 814 (b) 814	8)	( . %) Less than 1% of issued Class	9)	Number of shares/amount of stock disposed N/A	10)	( . %) of issued Class

11)	Class of security Ordinary Shares	12)	Price per share (a) and (b) 844.5p	13)	Date of transaction (a) and (b) 21 March 2001	14)	Date company informed (a) and (b) 21 March 2001
15)	Total holding following this notification (a) 32,507 Ordinary Shares (b) 814 Ordinary Shares			16)	Total percentage holding of issued class following this notification Less that 1%
IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES
17)	Date of grant			18)	Period during which or date on which exercisable
19)	Total amount paid (if any) for grant of the option			20)	Description of shares or debentures involved: class, number
21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise			22)	Total number of shares or debentures over which options held following this notification

23)	Any additional information	24)	Name of contact and telephone number for queries Ms J. M. Buswell (020) 7542 8187
25)	Name and signature of authorised company official responsible for making this notification Date of Notification.........22 March 2001		J. M. Buswell, Group Regulatory Adviser

AVS No. 843065	The London Stock Exchange Primary Markets Old Broad Street, London EC2N 1HP Telephone 0171-797-3850 STX 33850	Ref: New

PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements

DEALINGS BY DIRECTORS

1)	NAME OF COMPANY Reuters Group PLC			2)	NAME OF DIRECTOR David John Grigson
3)	Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest Director			4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified) David John Grigson
5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) N/A			6)	Please state the nature of the transaction and the nature and extent of the directors interest in the transaction Purchase of Shares
7)	Number of shares/amount of stock acquired 2,280	8)	( . %) Less than 1% of issued Class	9)	Number of shares/amount of stock disposed N/A	10)	( . %) of issued Class

11)	Class of security Ordinary Shares	12)	Price per share 865p	13)	Date of transaction 21 March 2001	14)	Date company informed 21 March 2001
15)	Total holding following this notification 2,280 Ordinary Shares			16)	Total percentage holding of issued class following this notification Less that 1%
IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES
17)	Date of grant			18)	Period during which or date on which exercisable
19)	Total amount paid (if any) for grant of the option			20)	Description of shares or debentures involved: class, number
21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise			22)	Total number of shares or debentures over which options held following this notification

23)	Any additional information	24)	Name of contact and telephone number for queries Ms J. M. Buswell (020) 7542 8187
25)	Name and signature of authorised company official responsible for making this notification Date of Notification.........22 March 2001		J. M. Buswell, Group Regulatory Adviser

AVS No. 843065	The London Stock Exchange Primary Markets Old Broad Street, London EC2N 1HP Telephone 0171-797-3850 STX 33850	Ref: New

PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements

DEALINGS BY DIRECTORS

1)	NAME OF COMPANY Reuters Group PLC			2)	NAME OF DIRECTOR Peter James Denton Job
3)	Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest Family Trust			4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified) Peter Guy Greswold and Warren Taylor, Trustees
5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) Trustees of P Job Discretionary Settlement			6)	Please state the nature of the transaction and the nature and extent of the directors interest in the transaction Purchase of Shares
7)	Number of shares/amount of stock acquired 2,100 shares	8)	( . %) Less than 1% of issued Class	9)	Number of shares/amount of stock disposed N/A	10)	( . %) of issued Class

11)	Class of security Ordinary Shares	12)	Price per share (a) and (b) 846p	13)	Date of transaction 21 March 2001	14)	Date company informed 21 March 2001
15)	Total holding following this notification Total number of shares in which P Job has an interest 218,610			16)	Total percentage holding of issued class following this notification Less that 1%
IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES
17)	Date of grant			18)	Period during which or date on which exercisable
19)	Total amount paid (if any) for grant of the option			20)	Description of shares or debentures involved: class, number
21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise			22)	Total number of shares or debentures over which options held following this notification

23)	Any additional information	24)	Name of contact and telephone number for queries Ms J. M. Buswell (020) 7542 8187
25)	Name and signature of authorised company official responsible for making this notification Date of Notification.........22 March 2001		J. M. Buswell, Group Regulatory Adviser

AVS No. 843065	The London Stock Exchange Primary Markets Old Broad Street, London EC2N 1HP Telephone 0171-797-3850 STX 33850	Ref: New

PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements

DEALINGS BY DIRECTORS

1)	NAME OF COMPANY Reuters Group PLC			2)	NAME OF DIRECTOR Thomas Henry Glocer
3)	Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest Director			4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified) Thomas Henry Glocer
5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) N/A			6)	Please state the nature of the transaction and the nature and extent of the directors interest in the transaction Purchase of ADSs
7)	Number of shares/amount of stock acquired 200 ADSs	8)	( . %) Less than 1% of issued Class	9)	Number of shares/amount of stock disposed N/A	10)	( . %) of issued Class

11)	Class of security Ordinary Shares underlying ADRs	12)	Price per share $67 3/8 per ADS	13)	Date of transaction 22 March 2001	14)	Date company informed 22 March 2001
15)	Total holding following this notification 1,911 ADSs			16)	Total percentage holding of issued class following this notification Less that 1%
IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES
17)	Date of grant			18)	Period during which or date on which exercisable
19)	Total amount paid (if any) for grant of the option			20)	Description of shares or debentures involved: class, number
21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise			22)	Total number of shares or debentures over which options held following this notification

23)	Any additional information	24)	Name of contact and telephone number for queries Ms J. M. Buswell (020) 7542 8187
25)	Name and signature of authorised company official responsible for making this notification Date of Notification.........22 March 2001		J. M. Buswell, Group Regulatory Adviser

The Manager

Company Announcements Office
Primary Markets Division
London Stock Exchange Tower
Old Broad Street
London EC2N 1HP

29th March 2001

Dear Sir

REUTERS GROUP PLC – AVS Security Number: 471801

I enclose notification of a share purchase made through Barclays Share Nominees in which Peter James Denton Job has an interest.

If there are any queries, please contact Ms J Buswell, Group Regulatory Adviser.

Yours faithfully

Janice Buswell
Group Regulatory Adviser

Enc.

cc:	Chairman PJ THG DJG R E S Martin G Wicks N Gardner B Pringle (Hoare Govett)

AVS No. 471801	The London Stock Exchange Primary Markets Old Broad Street, London EC2N 1HP Telephone 0171-797-3850 STX 33850	Ref: New

PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements

DEALINGS BY DIRECTORS

1)	NAME OF COMPANY Reuters Group PLC			2)	NAME OF DIRECTOR Peter James Denton Job
3)	Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest Spouse			4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified) Barclay’s Share Nominees Ltd
5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) Spouse			6)	Please state the nature of the transaction and the nature and extent of the directors interest in the transaction Purchase of shares by Corporate ISA
7)	Number of shares/amount of stock acquired 803	8)	( . %) Less than 1% of issued Class	9)	Number of shares/amount of stock disposed N/A	10)	( . %) of issued Class

11)	Class of security Ordinary Shares	12)	Price per share 863p	13)	Date of transaction 28th March 2001	14)	Date company informed 28th March 2001
15)	Total holding following this notification 219,413 Ordinary Shares			16)	Total percentage holding of issued class following this notification Less that 1%
IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES
17)	Date of grant			18)	Period during which or date on which exercisable
19)	Total amount paid (if any) for grant of the option			20)	Description of shares or debentures involved: class, number
21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise			22)	Total number of shares or debentures over which options held following this notification

23)	Any additional information Awards are subject to the achievement of certain Performance criteria	24)	Name of contact and telephone number for queries Ms J. M. Buswell (020) 7542 8187
25)	Name and signature of authorised company official responsible for making this notification Date of Notification 29th March 2001		Ms J. M. Buswell, Group Regulatory Adviser